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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

mPhase Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62472C 10 2

(Cusip Number)

February 11, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 62472C 10 2			Page 1 of 5

1.	Name of Reporting Person: Georgia Tech Research Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,069,242

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 5,069,242

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,069,242

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.75% based upon 72,086,186 shares indicated as outstanding at 11/9/03 on the Form 10-Q/A for the quarter ended 9/30/03

12.	Type of Reporting Person: CO

CUSIP No	13G	Page 2 of 5 Pages

Item 1(a). Name of Issuer:

      mPhase Technologies, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

      587 Connecticut Avenue
      Norwalk, Connecticut 06854

Item 2(a). Name of Person Filing:

     Georgia Tech Research Corporation
     505 Tenth Street
     Atlanta, Georgia 30332-0415

Item 2(b). Address of Principal Business Office or, if None, Residence:

      Same

Item 2(c). Citizenship:

      Georgia corporation

Item 2(d). Title of Class of Securities:

      Common Stock

Item 2(e). CUSIP Number:

      62472C 10 2

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

CUSIP No	13G	Page 3 of 5 Pages

(e)	☐	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F); (As to Courts Foundation)

(g)	☐	A parent holding company or control person in accordance with § 240-13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

               Warrant to purchase 5,069,242 shares of common stock, no par value

         (b) Percent of class:

               6.57% based upon 72,086,186 shares indicated as outstanding at 11/9/03 on the Form 10-Q/A for the quarter ended 9/30/03

         (c) Number of shares as to which such person has:

               (i) Sole power to vote or to Direct the Vote: 5,069,242

               (ii) Shared power to vote or to Direct the Vote: _0_

               (iii) Sole power to Dispose or to Direct the Disposition: 5,069,242

               (iv) Shared power to Dispose or to Direct the Disposition: _0_

CUSIP No	13G	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1990 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
             Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13-d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit starting the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

      N/A

Item 8. Identification and Classification of Member of the Group.

If a group has filed this schedule, pursuant to § 240.13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit starting the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

      N/A

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      N/A

CUSIP No	13G	Page 5 of 5 Pages

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2004
Date

/s/ Jilda Diehl Garton
Signature

Jilda Diehl Garton, General Manager

Name/Title